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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                                  RPM, INC.
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                 (Exact name of issuer as specified in charter)

                       2628 Pearl Road, Medina, Ohio  44258
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                    (Address of principal executive offices)

        Issuer's telephone number, including area code:  (216) 273-5090
                                                        ----------------

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

         1. Title of security - Common Shares, without par value ("Common Shares").

         2. Number of shares outstanding before the change - 60,256,037 Common Shares (as of November 30, 1995).

         3. Number of shares outstanding after the change - 75,320,046 Common Shares (subject to adjustment as a result of treatment of fractional share interests).

         4.      Effective date of change - December 8, 1995.

         5.      Method of change:

                     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) -

                            Share dividend

                     Give brief description of transaction -

                             On October 12, 1995, the Board of Directors
                     declared a five-for-four share split, effected in the form of a 25% share dividend, payable on December 8, 1995, to shareholders of record on November 17, 1995.

                                      RPM, INC.


                                      By:   s/Paul A. Granzier
                                          -----------------------------
                                          Paul A. Granzier, Vice President,
                                          General Counsel and Secretary
December 5, 1995